US Neurosurgical, Inc

2400 Research Blvd.

Suite 325

Rockville, MD 20850

February 17, 2006

Jim B. Rosenberg

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	U.S. Neurosurgical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed April 13, 2005
Form 10-QSB for the Period Ended September 30, 2005
Filed November 14, 2005
File No. 000-26575

Dear Mr. Rosenberg,

In response to comments raised by Ms. Keira Ino of the staff of the Commission during the week ending February 10, 2006, we are planning to take the following actions regarding the above referenced filings:

1.

We plan on modifying the “Explanatory Note” that will be included in Amendment No. 1 to the Form 10-K of U.S. Neurosurgical, Inc. (the “Company”) for the year ended December 31, 2004 (the “Form 10-K/A”), to read as attached hereto (Exhibit A). This revision makes clear that, among other things, management of the Company has reevaluated our disclosure controls and procedures as of the date of the original filing of the Form 10-K and determined that the failure to correctly apply SFAS No. 143 constituted a material weakness in our control over financial reporting for asset retirement obligations. We plan also to modify the language of the item in the Form 10-K/A entitled “Controls and Procedures” to read as attached (Exhibit B) to explain this reevaluation, state that management believes that it has fully remediated that weakness, and state that based upon that reevaluation and the actions taken to remediate the deficiency, the Company’s Chief Executive Officer has concluded that the Company’s disclosure controls and procedures will be effective as of the date of the filing of this report on Form 10-K/A.

2.	The clarifications to the Explanatory Note referred to above eliminate references to the Commission’s staff and makes clear that management believes that the restatement of the consolidated financial statements and the other changes to be included in the Form 10-K/A are necessary in management’s opinion in order to comply with the Financial Accounting Standards Board’s Statement No. 143, Accounting for Asset Retirement Obligations, and the regulations under the Securities Exchange Act of 1934.

This will confirm that in providing this information and in making the amended filings, we acknowledge that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please feel free to contact me at (800) 990-0293 or agold@ghsusn.com.

Sincerely,

Alan Gold

President and Chief Executive Officer

2

Exhibit A

Letter from U.S. Neurosurgical, Inc. to Securities and Exchange Commission

February 17, 2006

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (“Form 10-K/A”) to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, initially filed with the U.S. Securities and Exchange Commission (“SEC”) on April 13, 2005 (the “Original Filing”) reflects a restatement of our consolidated financial statements in order to reflect the cumulative effect of adopting the Financial Accounting Standards Board’s Statement No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”), in the statement of operations for the year ended December 31, 2003, rather than reflecting it directly within retained earnings. This resulted in restatement of the consolidated statements of operations, consolidated statements of stockholders’ equity, consolidated statements of cash flows and notes E and M to reflect the $84,000 (net of income tax effect of $56,000) change in the results of operations of the Company. Conforming changes were also made to the Selected Financial Data for 2003 presented in Item 6 of the Form 10-K/A and to the quarterly data presented in Item 8. These changes affect only the results for the fiscal year ended December 31, 2003.

In addition, in order to provide a clearer understanding of our disclosure controls and procedures, and one that is consistent with current regulations under the Securities Exchange Act of 1934 (the “Regulations”), we have revised our disclosure in Item 14 of Form 10-K/A – “Controls and Procedures”.

We have also amended our discussion in Item 14 of Form 10-K/A - “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” – in order to provide the tabular format for the disclosures of our contractual obligations as required under the Regulations.

Although this Form 10-K/A contains all of the items required to be included in an annual report on Form 10-K, no information in the Original Filing, other than specifically indicated above, is amended hereby.

Upon discovery of the incorrect application of SFAS No. 143, management reported its findings to its independent public accounting firms and to the audit committee of the board of directors. After further discussions between management and its independent public accounting firms, management recommended to the audit committee that our previously reported 2003 financial statements should be restated to correct this error, and the audit committee agreed with this recommendation. As a result of the decision to restate our consolidated financial statements and make the other modifications described above, we reevaluated our disclosure controls and procedures as of the date of the Original Filing and determined that the failure to correctly apply SFAS No. 143 constituted a material weakness in our control over financial reporting for asset retirement obligations. Management believes that it has fully remediated that weakness as of the date of filing of this report. (See “Item 14. Controls and Procedures.” )

This Form 10-K/A does not reflect events occurring after the date of the Original Filing or modify or update those disclosures affected by subsequent events. Consequently, all other information is unchanged and reflects the disclosures made at the time of the Original Filing. Accordingly, this Form 10-K/A should be read in conjunction with our filings made subsequent to the Original Filing. With this Form 10-K/A, our Chief Executive Officer has also reissued his certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act.

Exhibit B

Letter from U.S. Neurosurgical, Inc. to Securities and Exchange Commission

February 17, 2006

ITEM 14.	CONTROLS AND PROCEDURES.

As further discussed in Note A[1] to the consolidated financial statements, we have restated the consolidated financial statements in order to reflect the cumulative effect of adopting the Financial Accounting Standards Board’s Statement No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”), in the statement of operations for the year ended December 31, 2003, rather than reflecting it directly within retained earnings.

Disclosure Controls and Procedures

Management of the Company, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. In connection with the restatement of the consolidated financial statements, under the direction of the Company’s Chief Executive Officer, management reevaluated the Company’s disclosure controls and procedures and determined that the failure to correctly apply SFAS No. 143 constituted a material weakness in the Company’s control over financial reporting for asset retirement obligations. Management believes that it has fully remediated that weakness as of the date of filing of this report. Based upon that reevaluation and the actions taken to remediate the deficiency, the Company’s Chief Executive Officer has concluded that the Company’s disclosure controls and procedures were effective as of the date of the filing of this report for the information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934, as amended, to be recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.